# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boxlight Corp, CIK 0001624512
CUSIP: 103197406
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, SUITE 900, DULUTH, Georgia (GA), 30097
Date of event which requires filing of this statement: 01/21/2026
Filed by CIK 0002110919
Persons authorized to receive notices and communications: MD Ehsan Khan, 133 Morris Pkwy, Valley Stream, New York (NY), 11580, 19292592456

## Reporting persons
- Khan MD Ehsan (CIK 0002110919): type of reporting person: individual (IN); citizenship or place of organization: Nepal (P6); source of funds: personal funds (PF); sole voting power 231,000; shared voting power 0; sole dispositive power 231,000; shared dispositive power 0; aggregate amount beneficially owned 231,000 (24.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Boxlight Corp
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, SUITE 900, DULUTH, Georgia (GA), 30097

## Item 2. Identity and Background
Name of person filing: MD Ehsan Khan
Residence or business address: 133 Morris Pkwy, Valley Stream NY 11580
Present principal occupation or employment: Business Technology Consultant at ZS Associates Inc.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Nepal

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal fund from job saving, total of $600,600

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose was to invest and grow the saving instead of having the money sitting in the bank.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
231,000
24.3%
Number of shares as to which each person has sole or shared power to vote or dispose: 231,000
Transactions in the class effected during the past sixty days: It was purchased by MD Ehsan Khan on Robinhood brokerage application on Jan 21
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Khan MD Ehsan: Md Ehsan Khan, MD Ehsan Khan (02/18/2026)